17009493

SEC
Mail Processing
Section
MAR 06 2017
Washington DC
406

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECOBAN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 FIFTH AVENUE, SUITE 630
(No. and Street)

NEW YORK	NEW YORK	10175
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN P. DE GOT (212) 805-8303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARKOUH, FURMAN & FACCIO LLP
(Name – *if individual, state last, first, middle name*)

460 PARK AVENUE	NEW YORK	NEW YORK	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN DE GOT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ECOBAN SECURITIES CORPORATION, as of DECEMBER 31, 20 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JANE E. VASILO
Notary Public, State of New Jersey
My Commission Expires June 28, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ecoban Securities Corporation

Financial Statement

December 31, 2016

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

ECOBAN SECURITIES CORPORATION
DECEMBER 31, 2016

TABLE OF CONTENTS

FARKOUH
FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Ecoban Securities Corporation

We have audited the accompanying statement of financial condition of Ecoban Securities Corporation (a New York corporation), as of December 31, 2016, and the related notes to the financial statements. The financial statement is the responsibility of Ecoban Security Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ecoban Securities Corporation as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Farkouh Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2017

460 PARK AVENUE, NEW YORK, NY 10022 T. 212.245.5900 F. 212.586.3240 www.fffcpas.com

ECOBAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS:	
Cash	$ 43,589
Fees receivable	52,787
Note and interest receivable - related party	271,089
Prepaid expenses	4,347
TOTAL ASSETS	$ 371,812

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 16,972
Commission payable	61,488
Deferred tax liability	900
TOTAL LIABILITIES	79,360
STOCKHOLDER'S EQUITY:	
Common stock - $1 par value, 1,000 shares authorized, 103 shares issued and outstanding	103
Additional paid-in capital	172,382
Retained earnings	119,967
TOTAL STOCKHOLDER'S EQUITY	292,452
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 371,812

See Accompanying Notes to Financial Statement

ECOBAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Ecoban Securities Corporation, (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company receives service fees when acting as a placement agent in the underwriting of offerings. The Company also receives service fees related to its participation in road shows on behalf of various businesses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Fees Receivable
The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2016.

Revenue Recognition
Revenue is recognized in accordance with the terms respective agreements and where applicable, recognized on a pro-rata basis over the terms.

Revenue consists of placement agent fees, and consulting and road show fees which are included in other fees on the statement of operations.

Income Taxes
The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal, state and local income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized. The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements.

ECOBAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes (Continued)

The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material

Subsequent Events

The Company has evaluated subsequent events and transactions through February 28, 2017 the date the financial statements were available to be issued, and determined that there are no material events that would require disclosure in the Company's financial statements.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK:

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2016, the amount in excess of insured limits was $0.

NOTE 4 - INCOME TAXES:

At December 31, 2016, the Company had no material unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions in interest expense. As of December 31, 2016, the Company had not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

The Company files federal and state income tax returns in jurisdictions with varying statutes of limitations. The 2013 through 2016 tax years generally remain subject to examination by federal and state tax authorities.

NOTE 5 - COMMITMENTS:

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2016, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 6 - RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2016, the Company has promissory note from the trustee of its owner. The note bears interest at a rate of 3% per annum and is due on demand. As of December 31, 2016, the note receivable amounted to $271,089 which included interest receivable of $11,854.

NOTE 7 - NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2016, the Company had net capital of $9,336 , which was $4,336 in excess of its required net capital of $5,000. The Company's net capital ratio was 181.79%.

NOTE 8 - NON-CONFORMING SUBORDINATED BORROWINGS:

The company has entered into subordination agreements with certain of its registered representatives of the firm, whereby any commissions or concessions payable by the Company to the registered associated person are subordinated to the claims of general creditors and such subordination thereby excludes the registered associated person from being a "customer" under the Securities Investor Protection Act of 1970 to the extent of the subordination. The borrowings under subordination agreements for commission payable as of December 31, 2016 were $61,488.